EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 26, 2007 relating to the consolidated financial statements and the related financial statement schedule of The Ensign Group, Inc. and subsidiaries (the “Company”)  (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes explanatory paragraphs (i) referring to adoption of the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment in 2006 and (ii) referring to the restatement of the consolidated balance sheet as of December 31, 2005 and the related consolidated statements of cash flows for the two years then ended as discussed in Note 17) appearing in Registration Statement No. 333-142897 of The Ensign Group, Inc. on Form S-1.

/S/ DELOITTE & TOUCHE LLP

Costa Mesa, CA
December 26, 2007